SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of: December 2006          Commission File Number: 1-14830
GILDAN ACTIVEWEAR INC.
(Translation of Registrant's name into English)
725 Montée de Liesse
Ville Saint-Laurent, Québec
Canada H4T 1P5
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐                   Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                   No ☑
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.
Date: December 27, 2006	By:	/s/ Lindsay Matthews
		Name:	Lindsay Matthews
		Title:	Director, Legal Services and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Notice of Annual Meeting of Shareholders and Management Proxy Circular